                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                 SCHEDULE 13E-3
                                 (RULE 13E-100)
           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                        (AMENDMENT NO. 4 Final Amendment)
                        ---------------------------------

                                 SUNSOURCE INC.
                              (Name of the Issuer)

                                 SUNSOURCE INC.

                MAURICE P. ANDRIEN, JR.            JAMES P. WATERS
                   JOSEPH M. CORVINO               DENNIS G. BLAKE
                  MAX W. HILLMAN, JR.             RICHARD A. BULLER
                    RICHARD HILLMAN               KENNETH H. FOSKEY
                   STEPHEN W. MILLER               MICHAEL MUELLER
                   GEORGE L. HEREDIA                  MARK YEARY
                     GARY L. SEEDS               JOHN H. MARSHALL III
                     TERRY R. ROWE                JOHN P. MCDONNELL

                           ALLIED CAPITAL CORPORATION
                      (Names of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    867948101
                      (CUSIP Number of Class of Securities)

           Maurice P. Andrien, Jr.                         William L. Walton
               SUNSOURCE INC.                          Allied Capital Corporation
            3000 ONE LOGAN SQUARE                    1919 Pennsylvania Avenue, N.W.
      Philadelphia, Pennsylvania 19103                    Washington, DC 20006
               (215) 282-1290                                (202) 331-1112

 (Name, Address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 with a copy to:
                              Steven B. Boehm, Esq.
                         Sutherland Asbill & Brennan LLP
                           1275 Pennsylvania Ave., NW
                              Washington, DC 20004

                    This statement is filed in connection with (check the appropriate box):

        a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b. [ ] The filing of a registration statement under the Securities Act of 1933.

        c.      [ ] A tender offer.

        d.      [X] None of the above.


        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

        Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE

           TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
           ----------------------                        ----------------------
                 $71,590,405                                   $14,318.08

        *The transaction valuation was determined based upon the 6,900,280 shares of Allied Capital common stock, par value $0.0001 per share, proposed to be acquired in the transaction.

        ** The amount of the filing fee, calculated in accordance with Rule
         0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the securities to be acquired.

      [X]Check the box if any part of the fee is offset as provided by Exchange
         Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                (1) Amount Previously Paid: $14,318.08

                (2) Form, Schedule or Registration Statement No.: Preliminary Proxy Statement on Schedule 14A

                (3) Filing Party:    SunSource Inc.

                (4) Date Filed:      July 11, 2001

                                  INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by: (1) SunSource Inc., a Delaware corporation ("SunSource") and the issuer of the equity securities which are the subject of the transaction, (2) Allied Capital Corporation, a Maryland corporation ("Allied Capital"), (3) Maurice P. Andrien, Jr., Joseph M. Corvino, Max W. Hillman, Jr., Richard Hillman, Stephen W. Miller, George L. Heredia, Gary
L. Seeds, Terry R. Rowe, James P. Waters, Dennis G. Blake, Richard A. Buller, Kenneth H. Foskey, Michael Mueller, Mark Yeary, John H. Marshall III and John P. McDonnell, each an individual and shareholder of SunSource (collectively, the "Filing Persons").

        This Amendment No. 4 to Schedule 13E-3 is the final amendment to the
Schedule 13E-3 filed with the Securities and Exchange Commission (the "Commission") by the Filing Persons relating to the merger of Allied Capital Lock Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Allied Capital ("Merger Sub"), with and into SunSource with SunSource surviving as an independently managed, private portfolio company of Allied Capital (the merger), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated as of June 18, 2001, among Allied Capital, Merger Sub and SunSource.

        A special meeting of SunSource shareholders was held on September 25, 2001, and both the merger agreement and the merger were approved. A certificate of merger was filed with the Secretary of State of the State of Delaware, and the merger was consummated and effective on September 26, 2001. Pursuant to the terms of the merger agreement, each share of SunSource common stock was converted into the right to receive $10.375 at the effective time of the merger.

        Pursuant to the terms of the merger agreement, upon consummation of the merger, Allied Capital owns approximately 94% of the outstanding common stock of SunSource, and certain members of management and continuing stockholders own approximately 6% of the outstanding common stock of SunSource on a fully diluted basis.

        By filing this Amendment No. 4 to Schedule 13E-3, none of the Filing Persons concedes that Rule 13e-3 is applicable to the merger or the other transactions contemplated by the merger agreement.

                                    SIGNATURE

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: October 2, 2001


                            SUNSOURCE INC.


                            By: /s/ MAURICE P. ANDRIEN, JR.
                              -----------------------------------------
                            Name: Maurice P. Andrien, Jr.
                            Title: President and Chief Executive Officer

                            ALLIED CAPITAL CORPORATION

                            By: /s/ G. CABELL WILLIAMS III
                                ---------------------------------------
                            Name: G. Cabell Williams III
                            Title: Managing Director


                            INDIVIDUAL FILING PERSONS

                            /s/ MAURICE P. ANDRIEN, JR.
                            -------------------------------------------
                            Maurice P. Andrien, Jr.

                            /s/ JOSEPH M. CORVINO
                            -------------------------------------------
                            Joseph M. Corvino

                            /s/ MAX W. HILLMAN, JR.
                            -------------------------------------------
                            Max W. Hillman, Jr.

                            /s/ RICHARD HILLMAN
                            -------------------------------------------
                            Richard Hillman

                            /s/ STEPHEN W. MILLER
                            -------------------------------------------
                            Stephen W. Miller

                            /s/ GEORGE L. HEREDIA
                            -------------------------------------------
                            George L. Heredia

                            /s/ GARY L. SEEDS
                            -------------------------------------------
                            Gary L. Seeds

                            /s/ TERRY R. ROWE
                            -------------------------------------------
                            Terry R. Rowe

                            /s/ JAMES P. WATERS
                            -------------------------------------------
                            James P. Waters

                            /s/ DENNIS G. BLAKE
                            -------------------------------------------
                            Dennis G. Blake

                            /s/ RICHARD A. BULLER
                            -------------------------------------------
                            Richard A. Buller

                            /s/ KENNETH H. FOSKEY
                            -------------------------------------------
                            Kenneth H. Foskey

                            /s/ MICHAEL MUELLER
                            -------------------------------------------
                            Michael Mueller

                            /s/ MARK YEARY
                            -------------------------------------------
                            Mark Yeary

                            /s/ JOHN H. MARSHALL III
                            -------------------------------------------
                            John H. Marshall III

                            /s/ JOHN P. MCDONNELL
                            -------------------------------------------
                            John P. McDonnell